SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The One Microsoft Puerto Rico Retirement Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

One Microsoft Puerto Rico Retirement Plan

Date: June 29, 2015	/s/ Gene Purschwitz
Gene Purschwitz
General Manager

/s/ Nilka Rivera
Nilka Rivera
Controller

/s/ Mildred Sein Hernandez
Mildred Sein Hernandez
Human Resources Manager

Appendix 1

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013,

AND FOR THE YEAR ENDED DECEMBER 31, 2014:

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT — Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of

One Microsoft Puerto Rico Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of One Microsoft Puerto Rico Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2014, and (2) delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

San Juan, Puerto Rico

June 29, 2015

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

INVESTMENTS — At fair value	$12,495,092	$11,127,849

RECEIVABLES:
Notes receivable from participants	452,683	507,182
Participant contributions	31,370	5,746
Employer contributions	12,012	2,325

Total receivables	496,065	515,253

INTEREST AND OTHER RECEIVABLES	2	1,156

NET ASSETS AVAILABLE FOR BENEFITS	$12,991,159	$11,644,258

See notes to financial statements.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Contributions:
Participant contributions	$1,279,905
Employer matching contributions	468,649
Rollover contributions	136,530

Total contributions	1,885,084

Net investment income:
Net appreciation in fair value of investments	392,209
Interest and dividends	545,988

Net investment income	938,197

Interest income on note receivable from participants	17,513

Total additions	2,840,794

DEDUCTIONS:
Benefits paid to participants	1,490,519
Administrative expenses	3,374

Total deductions	1,493,893

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,346,901

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,644,258

End of year	$12,991,159

See notes to financial statements.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the One Microsoft Puerto Rico Retirement Plan (the “Plan”) is provided for general information purposes only. Plan participants should refer to the Plan document for a more complete description of the Plan’s information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Operations Puerto Rico, LLC, Microsoft Caribbean, Inc. and Microsoft Retail Store-Puerto Rico, LLC (collectively, the “Sponsors”). The Plan was established effective January 1, 1991. An employee may become a participant in the Plan immediately on the hire date, since there is no service requirement to become a Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Puerto Rico income tax laws. The Plan’s trustee and recordkeeper is Banco Popular de Puerto Rico — Trust Division.

Contributions — Contributions to the Plan include salary reduction contributions authorized by participants, matching contributions made by the Sponsors, and participant rollovers from another plan. Participants may elect to contribute a percentage of their compensation, excluding bonuses and other allowances, to the Plan each year, subject to the limitations, as defined in the plan document, and up to the maximum deferral amount specified by local law. Such contributions are excluded from the participant’s taxable income for income tax purposes until received as a withdrawal or distribution from the Plan. The Sponsors makes a matching contribution to each participant’s account equal to 50% of the amount of the participant’s salary reduction contribution. The maximum contribution amount eligible to be matched is 6% of eligible compensation as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Contributions are subject to certain Puerto Rico Internal Revenue Code (“PRIRC”) limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the employer matching contributions, and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of plan losses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan. The Plan currently offers multiple investment options for participants from several registered investment companies as well as Microsoft Corporation common stock.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Employer Matching Contributions — Participants become fully vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsors.

Notes Receivables from Participants — Participants may borrow from their accounts up to a maximum equal to the lesser of (a) 50% of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans with a minimum loan amount of $500.

Loan terms range from 1 to 5 years for general loans or up to 15 years for primary residence loans. Participants may not have more than two loans outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at one percent over the prime rate, determined on a monthly basis. Principal and interest are paid ratably through payroll deductions, made each pay period for the scheduled amount. If a participant terminates employment with the Sponsors, the loan balance is settled at the time of the distribution of the participant’s vested interest in his or her account. However, the participant may pay off the outstanding loan balance prior to the distribution. As of December 31, 2014, outstanding participant loans have maturities through 2019, bearing interest at 4.25%.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to reduce future employer contributions. As of December 31, 2013 forfeited nonvested accounts totaled $17,465, which reduced the employer matching contributions in fiscal year 2014. There were no forfeited nonvested accounts as of December 31, 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results and outcomes may differ from management’s estimate and assumptions.

Risks and Uncertainties — The Plan provides various investment options to its participants, including common stock and shares of registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest earned on notes receivable from participants amounted to $17,513 for the year ended December 31, 2014, and is included as additions in the accompanying statement of changes in net assets available for benefits.

Administrative Expenses — The Plan’s administrative expenses are paid by the Sponsors as provided in the Plan document. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, amounted to $17,444 and $600 at December 31, 2014 and 2013, respectively.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the maximum deferral amount specified by PRIRC. There were no such payables as of December 31, 2014 and 2013.

Subsequent Events — Subsequent events were evaluated through June 29, 2015, the date the financial statements were issued, except for the event described below.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification No. 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices for identical assets from active markets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common Stocks — Microsoft Corporation common stocks are valued at the closing price reported on the NASDAQ Exchange, the active market on which the securities are traded, on the last business day of the Plan year. Accordingly, the common stocks are classified as Level 1.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Accordingly, the mutual funds are classified as Level 1.

Cash Equivalents — Held primarily in a short-term money market fund that is registered with the Securities and Exchange Commission, which seeks to invest primarily in short-term U.S. Treasury Obligations, and time deposits, which are valued at cost plus accrued interest.

The money market fund prices its units at Net Asset Value (NAV) on a daily basis and the NAV is maintained at $1 a unit. The interests in the Fund are currently redeemable at NAV on a daily basis. The market for the Fund is an active market in which trading occurs with sufficient frequency and volume to provide pricing information on a daily basis. Due to the short-term nature in which shares can be redeemed at NAV, the NAV is considered a fair approximation of an observable exit price, and hence it was classified as Level 2.

The time deposits generally expose the Plan to limited credit risk and have short-term maturities and carry interest rates that approximate fair value. Accordingly, the time deposits are classified as Level 1.

As of December 31, 2014 and December 31, 2013, the Plan did not hold any financial instruments classified as Level 3.

The following tables present, the fair value of the Plan’s investments that are measured at fair value on a recurring basis at December 31, 2014 and 2013.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2014 Total

Microsoft Corporation common stocks	$1,966,838	$—	$—	$1,966,838

Registered investment companies:
Money market	—	926,123	—	926,123
Domestic growth	6,280,929	—	—	6,280,929
Domestic value	445,298	—	—	445,298
Domestic balance	358,731	—	—	358,731
Domestic fixed income	2,008,407	—	—	2,008,407
International equity	415,615	—	—	415,615

Total registered investment companies	9,508,980	926,123	—	10,435,103

Time deposits	93,151	—	—	93,151

Total	$11,568,969	$926,123	$—	$12,495,092

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	2013
	(Level 1)	(Level 2)	(Level 3)	Total

Microsoft Corporation common stocks	$1,784,911	$—	$—	$1,784,911

Registered investment companies:
Money market	—	1,192,460	—	1,192,460
Domestic growth	4,935,236	—	—	4,935,236
Domestic value	596,243	—	—	596,243
Domestic balance	337,025	—	—	337,025
Domestic fixed income	1,752,588	—	—	1,752,588
International equity	526,750	—	—	526,750

Total registered investment companies	8,147,842	1,192,460	—	9,340,302

Time deposits	2,636	—	—	2,636

Total	$9,935,389	$1,192,460	$—	$11,127,849

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2014, there were no transfers between levels.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013

T Rowe Price Retirement 2030 Fund - Advisor Class	$2,293,298	$1,661,073
Microsoft Corporation common stock	1,966,838	1,784,911
T Rowe Price Growth Stock - Advisor Class	1,260,387	1,205,939
T Rowe Price Retirement 2040 Fund - Advisor Class	1,192,524	774,909
Vanguard Windsor II Investor Shares	1,043,675	790,278
T Rowe Price Retirement 2020 Fund - Advisor Class	970,779	879,216
PIMCO Total Return Fund - Administrative Class	964,732	897,666
Federated Trust U.S. Treasury Obligations Fund	926,123	1,192,460

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Microsoft Corporation common stock	$387,478
Fidelity Advisor Equity Growth Fund	22,316
T Rowe Price Retirement 2030 Fund - Advisor Class	22,206
T Rowe Price Retirement 2020 Fund - Advisor Class	11,567
T Rowe Price Retirement 2040 Fund - Advisor Class	11,175
Vanguard Windsor II Investor Shares	8,179
Artio International Equity A	6,461
Eaton Vance Large Cap Value A	6,428
T Rowe Price Retirement 2050 Fund - Advisor Class	5,210
Goldman Sachs Core Fx - Inc A	718
Washington Mutual Investors Fd Inc	629
Vanguard Total Bond Market Idx Inv	614
Banco Popular de Puerto Rico	2
PIMCO Total Return Fund - Administrative Class	(4,785)
T Rowe Price Retirement 2010 Fund - Advisor Class	(1,562)
Franklin Mutual Global Discovery Fund - Class A	(5,502)
Columbia Small Cap Core - Class A	(12,239)
MFS Research International Fund - Class A	(12,775)
T Rowe Price Growth Stock - Advisor Class	(18,550)
Royce Pennsylvania Mutual Fund - Investment Class	(35,361)

Net appreciation in fair value of investments	$392,209

5.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsors on behalf of the Plan. During the year ended December 31, 2014, these expenses amounted $48,185.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Transactions in Microsoft Corporation common stock qualify as exempt party-in-interest transactions. At December 31, 2014 and 2013, the Plan held 42,343 and 47,664 shares, respectively, of common stock of Microsoft Corporation, the parent company of the Sponsors, with a cost basis of $1,247,424 and $1,317,788, respectively. During the year ended December 31, 2014, the Plan recorded Microsoft Corporation common stock dividend income of $50,164. In addition, the Plan has an interest bearing deposits with Banco Popular de Puerto Rico — Trust Division, the trustee for the Plan.

7.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in

ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts and all accounts would be distributed in the form and manner determined by the Plan document.

8.	INCOME TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under PRIRC. The Puerto Rico Treasury Department has determined and informed the Plan’s management by a letter dated June 2, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the PRIRC. The Sponsors and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Puerto Rico taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted various participant contributions totaling $337,531 to the trustee later than required by Department of Labor Regulation 2510.3-102 during the year ended December 31, 2014. In addition, late contributions of $142,594 corresponding to fiscal year 2013 remained uncorrected as of December 31, 2014. Participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

Also, late contributions of $92,885 corresponding to previous years were corrected during the year ended December 31, 2014. Participant accounts were credited with the amount of investment income that would have been earned had such participant contributions been remitted on a timely basis.

10.	SUBSEQUENT EVENTS

Subsequent events were evaluated through June 29, 2015, the date the financial statements were issued, except for the event described below.

In June 2015, the Plan’s Administration Committee approved a plan to substitute the investment options of PIMCO Total Return Fund – Administrative Class with BlackRock Total Return Fund, and Columbia Small Cap Core – Class A and Royce Pennsylvania Mutual Fund – Investment Class with JP Morgan US Small Company Fund.

******

SUPPLEMENTAL SCHEDULES

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No: 98-0459037

Plan No: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

	(b) Identity of Issue, Borrower,	(c) Description of Investment, Including Maturity Date, Rate of Interest,	(d)	(e) Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost	Value

	T Rowe Price Retirement 2030 Fund - Advisor Class	Registered Investment Company	**	$2,293,298
*	Microsoft Corporation	Common stock	**	1,966,838
	T Rowe Price Growth Stock - Advisor Class	Registered Investment Company	**	1,260,387
	T Rowe Price Retirement 2040 Fund - Advisor Class	Registered Investment Company	**	1,192,524
	Vanguard Windsor II Investor Shares	Registered Investment Company	**	1,043,675
	T Rowe Price Retirement 2020 Fund - Advisor Class	Registered Investment Company	**	970,779
	PIMCO Total Return Fund - Administrative Class	Registered Investment Company	**	964,732
	Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	**	926,123
	T Rowe Price Retirement 2010 Fund - Advisor Class	Registered Investment Company	**	358,731
	T Rowe Price Retirement 2050 Fund - Advisor Class	Registered Investment Company	**	332,615
	Franklin Mutual Global Discovery Fund - Class A	Registered Investment Company	**	302,259
	Royce Pennsylvania Mutual Fund - Investment Class	Registered Investment Company	**	295,823
	Fidelity Advisor Equity Growth Fund	Registered Investment Company	**	231,326
	Columbia Small Cap Core - Class A	Registered Investment Company	**	149,475
	MFS Research International Fund - Class A	Registered Investment Company	**	113,356
*	Banco Popular de Puerto Rico	Time deposits and bank deposits, bearing interest from .10% to .20% at December 31, 2014	**	93,151
*	Various participants	Participant loans (maturing 2015-2019 at an interest rate of 4.25%)	**	452,683

	Total			$12,947,775

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No. 98-0459037

Plan No: 001

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT     CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Total That Constitute Nonexempt Prohibited
	Transactions			Total Fully
			Contributions	Corrected
	Contributions	Contributions	Pending	under VFCP
	Not	Corrected	Correction	and PTE
	Corrected	Outside VFCP	in VFCP	2002-51

Participant contributions transferred late to the Plan	$480,125	$92,885	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm